CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #1 TO THE AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of March 25, 2021 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, the Lenders agreed to provide to the Borrower the Credit Facility (as such agreement may be amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”); WHEREAS [Redacted]; WHEREAS the Borrower has requested that the Lenders consent to [Redacted] and to certain amendments to the Amended and Restated Credit Agreement; WHEREAS the Lenders and the Borrower wish to amend the Amended and Restated Credit Agreement in the manner provided for herein; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Amended and Restated Credit Agreement as amended pursuant to Article 2 of this Agreement. 1.2 Amending Agreement. The Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 CONSENT 2.1 [Redacted] ARTICLE 3 AMENDMENTS TO AMENDED AND RESTATED CREDIT AGREEMENT 3.1 In Section 1.1.2 of the Amended and Restated Credit Agreement, the last paragraph of this Section is hereby deleted and replaced with the following: “The Adjusted EBITDA calculation for covenant purposes will reflect acquisitions or dispositions of any business on a pro-forma basis, as if the acquisitions or dispositions had been completed the first day of the applicable covenant calculation period. [Redacted]” 3.2 Section 1.1.39 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.39 “Change of Control” – means that (a) each of Ghyslain Rivard, Pierre Turcotte and Paul Raymond shall cease to Control collectively at least 30% of the votes attached to the Capital Stock of the Borrower; or (b) the Borrower shall cease to Control 100% of the Capital Stock of each Guarantor.”

- 3 - 3.3 Section 1.1.74 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: 1.1.74 “Fixed Charge Coverage Ratio” – means, for any period, with reference to the Borrower on a consolidated basis, the ratio of (a) Adjusted EBITDA less (i) cash income taxes paid, (ii) Distributions, (iii) Unfunded Capital Expenditures divided by (b) aggregate Interest Expense of the Borrower during such period and regular scheduled principal repayments on Total Debt during such period including, for greater clarity, debt-like instruments such as balance of sale and vendor take-backs and any principal repayment on Subordinated Debt. The total of the amount of paragraph (b) is reduced by any income related to [Redacted]. 3.4 Section 1.1.116 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.116 “Net Income” – means, with reference to any period, the net income (or net loss) of the Borrower for such period as computed on a consolidated basis in accordance with IFRS, but excluding any income related to [Redacted].” 3.5 Section 1.1.129 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.129 “Permitted Acquisition” – [Redacted] 3.6 The following Section 1.1.144A and Section 1.1.144B are hereby added after Section 1.1.144 of the Amended and Restated Credit Agreement: “1.1.144A [Redacted] 1.1.144B [Redacted]” 3.7 Section 1.1.170 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.170 “Total Debt” – means, at any time, with respect to the Borrower on a consolidated basis, the sum of all its Debt but excluding amounts owing and outstanding under any IQ Loan Facility, any Debt related to [Redacted] up to an amount of C$3,500,000, and any cash and cash equivalents not exceeding the sum of C$5,000,000 and held in any Current Account or in any other deposit account maintained by the Borrower in respect of which the account bank has executed an account control agreement in favor of the Agent in form and substance acceptable to the Agent. Notwithstanding the foregoing, the C$3,500,000 limit in respect of any Debt related to [Redacted] does not apply for purposes of Section 1.1.74, such that any repayment of such Debt is to be included in the calculations of the Fixed Charge Coverage Ratio.”

- 4 - 3.8 Section 12.1.11 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “12.1.11 Bank Accounts: in consideration of the Lenders authorizing it to collect its claims until such authorization is withdrawn in accordance with the provisions of the Security Documents, each Obligor shall maintain all of its Canadian bank accounts and other Canadian banking services, including Treasury Management Services for risk management purposes, but excluding commercial credit card and merchant card services, exclusively with the Lenders, provided that, in the event that any such Canadian bank account is held with a Lender other than BNS and in respect of any bank accounts maintained or used by a US Obligor with a US financial institution, such bank accounts shall be subject to an account control agreement to the extent required pursuant to Section 13.1.4, as applicable. [Redacted].” 3.9 The following Section 13.1.4.4 is hereby added after Section 13.1.4.3 of the Amended and Restated Credit Agreement: “13.1.4.4 [Redacted]” 3.10 The attached Schedule 1.1.144B is hereby added to the Amended and Restated Credit Agreement. 3.11 The attached Schedules 1.1.78, 2.1.12, 2.1.14, 2.1.22, 2.1.25 and 2.1.26 are hereby deleted and replaced with the schedules below. ARTICLE 4 AMENDMENT FEES 4.1 The Borrower acknowledges that the Lenders have earned an amendment fee in connection with this Agreement in the amount equivalent to [Redacted] of the Total Commitment and that such fee is fully earned upon signature of this Agreement, shall not be refundable for any reason whatsoever and shall be paid to the Agent upon signature of this Agreement. The Lenders confirm that no additional amendment fee shall be paid upon renewal of the Credit Facilities except for payment of an extension fee related to such renewal. ARTICLE 5 EFFECTIVENESS AND CONDITIONS PRECEDENT This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the conditions set forth in Sections 5.1 and 5.2 below to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 5.1 The Agent and the Lenders shall have received: 5.1.1 a signed copy of this Agreement;

- 5 - 5.1.2 certified copies (by way of bringdown certificates or otherwise) of authorized resolutions for each Obligor; 5.1.3 a certificate of status, compliance, attestation, good standing or like certificate with respect to each Obligor issued by the appropriate government officials of the jurisdiction of its incorporation and each jurisdiction in which it carries on business, if applicable; and 5.1.4 all other information, certificate or document the Agent or the Lenders may require in respect of the Obligors and their respective Assets. 5.2 All amounts due and payable by the Borrower, including the fees described in Article 4 and the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. 5.3 [Redacted] 5.4 [Redacted] ARTICLE 6 GENERAL PROVISIONS 6.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. 6.2 Execution in Counterparts: This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 6.3 Language: The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written.

- 6 - [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.] 119945403:v13

- S1 - Signature Page Amending Agreement #1 to ARCA Alithya Group Inc. Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title:

- S2 - Signature Page Amending Agreement #1 to ARCA Alithya Group Inc. Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

- S3 - Signature Page Amending Agreement #1 to ARCA Alithya Group Inc. ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA TRAVERCENT LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA ASKIDA CONSULTING SERVICES INC. By: (s) Authorized Signing Officer Name: Title:

- S4 - Signature Page Amending Agreement #1 to ARCA Alithya Group Inc. ALITHYA ASKIDA SOLUTIONS INC. By: (s) Authorized Signing Officer Name: Title:

- S5 - Signature Page Amending Agreement #1 to ARCA Alithya Group Inc. Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S6 - Signature Page Amending Agreement #1 to ARCA Alithya Group Inc. Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S7 - Signature Page Amending Agreement #1 to ARCA Alithya Group Inc. FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S1 - Schedule 1.1.78 List of Guarantors 1. Alithya Canada Inc. 2. Alithya USA, Inc. 3. Alithya Financial Solutions, Inc. 4. Alithya Fullscope Solutions, Inc. 5. Alithya Consulting Inc. 6. Alithya Ranzal, LLC 7. Alithya Digital Technology Corporation 8. Alithya Zero2 Ten, Inc. 9. Alithya Travercent LLC 10. Alithya Askida Consulting Services Inc. 11. Alithya Askida Solutions Inc. *** As of December 31, 2020, Pro2P Services Conseils Inc. was liquidated into Alithya Canada Inc. and Alithya Soutions Canada Inc. was liquidated into Alithya Consulting Inc.

Schedule 1.1.144B [Redacted] [Redacted]

Schedule 2.1.12 Real and Immovable Property I. OWNED PROPERTIES [Redacted] II. LEASED PREMISES [Redacted]

Schedule 2.1.14 Intellectual Property [Redacted]

- 5 - Schedule 2.1.22 Subsidiaries Jurisdiction and Shares A) Alithya Group inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: n/a (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: Share options, restricted share units and deferred share units. (v) Location of places of business and corporeal and tangible Assets: [Redacted] B) ALITHYA USA, INC. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted]

C) ALITHYA CANADA INC. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] D) ALITHYA FINANCIAL SOLUTIONS, INC. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None.

(vii) Location of places of business and corporeal and tangible Assets: [Redacted] E) ALITHYA RANZAL LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders/Members: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] F) ALITHYA FULLSCOPE SOLUTIONS, INC. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec

(v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] G) ALITHYA CONSULTING INC. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] H) ALITHYA DIGITAL TECHNOLOGY CORPORATION (i) Jurisdiction of organization: Canada (Ontario) (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Ontario (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] I) ALITHYA ZERO2TEN, INC. (i) Jurisdiction of organization: Delaware

(ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] J) ALITHYA TRAVERCENT LLC (i) Jurisdiction of organization: Texas (ii) Shareholders/Members: [Redacted] (iii) Jurisdiction of registered office: Texas (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] K) ALITHYA ASKIDA SOLUTIONS INC. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec

(iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] L) ALITHYA ASKIDA CONSULTING SERVICES INC. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted]

Schedule 2.1.25 Corporate Organization Chart [Redacted]

Schedule 2.1.26 Banking [Redacted]